FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ/MF: 20.730.099/0001-94

NIRE: 42300025747

A PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON NOVEMBER 3, 2008

1. Date, Time and Place: On November 3, 2008, at 02:00 p.m. (two o’clock), at the company’s head office at Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2. Call Notice: Call notice published by the newspapers “Diário Oficial do Estado de Santa Catarina”, “A Notícia” (Joinville) and “O Estado de São Paulo” on October 16, 17 and 20 (DOESC of 10/16-page 28; 10/17-page 47 and 10/20-page 31; OESP of 10/10-page B8; 10/17-page B4 and 10/20-page B10; and A NOTÍCIA–Joinville of 10/16-page 32; 10/17-page 26 and 10/20 page 11) .

3. Attendance: Shareholders representing more than two-thirds (2/3) of the Company's voting capital were present, in accordance with the signatures on the Book of Shareholders Attendance No. 01.

4. Chair: Chairman: Luiz Fernando Furlan; Secretary: José Romeu Garcia do Amaral.

5. Agenda: (i) Acknowledge the resignations of the Chairman and the Vice-Chairman of the Board of Directors and ratify the nomination of the new Chairman of the Board of Directors, conducted pursuant to art. 150 of Law 6404/76; and (ii) Discuss the following matters at the request of a Company shareholder: (a) Submission of a Policy for the Use of the Company’s Treasury Funds and clarification about control mechanisms associated to such Policy”; (b) “Details of all financial operations pegged to the foreign exchange variation which were carried out after the last approved Balance Sheet (12/31/2007), particularly in relation to the use of derivatives”; (c) “Submission of a report of all transactions involving Company shares to a volume equal to or higher than 10,000 ON and/or PN shares, recorded in the books and transacted in the last 30 days prior to the dissemination of the Material Fact”; (d) “Analysis of the need to engage Special Audit services to verify the aforementioned transactions”; and (e) “Make a resolution about filing a Civil Liability Action as contemplated in art. 159 of Law 6404/76 and a potential claim for reimbursement of losses”.

6. Reading of documents, receipt of votes and preparation of minutes: 1) Reading of the Call Notice was waived since its content was fully known by those present. (2) Any votes, objections and dissents expressed were numbered, received and authenticated by the Chair and filed at the Company’s head office, pursuant to the provisions of Article 130, paragraph 1 of Law 6404/76; and (3) Pursuant to Art. 130, Paragraphs 1 and 2 of Law 6404/76 and as authorized, these minutes shall be issued in summary form and published with the omission of shareholders’ signatures.

7. Resolutions: The following resolutions were approved:

7.1. The shareholders acknowledged the resignations of the Chairman and the Vice-Chairman of the Board of Directors, Mr. Walter Fontana Filho and Mr. Eduardo Fontana

d’Ávila, who had been elected at the Ordinary Meeting of Shareholders held on April 17, 2008 and whose resignations were received at the meeting of the Board of Directors held on October 6, 2008.

7.2. By unanimous voting and pursuant to art. 150 of Law No. 6404/76, the nomination of Mr. Luiz Fernando Furlan, a Brazilian citizen, married, business administrator, ID RG No. 2.985.393 SSP/SP, TIN CPF/MF No. 019.489.978-00, business address at Rua Fortunato Ferraz, nº 365, São Paulo, capital, CEP 05093-901, made by the Board of Directors on October 6 2008 to the position of Chairman of the Board of Directors was ratified for a term of office until the investiture of the Board members to be elected at the Ordinary General Meeting of Shareholders that will approve the 2008 financial statements.

7.3. Items (a) and (b) of the agenda, relating to a request made by shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, were submitted for discussion and Mr. Welson Teixeira Junior, Control and Investor Relations Directors, proceeded to expound on the Company’s General Financial Policy and on the details of the financial transactions pegged to foreign exchange variation. Comments and questions were made by the shareholders PREVI and Francisco Godoy Bueno, which were answered by the Chairman and by Mr. Welson Teixeira Junior. At the request of the Chairman, Mr. Cássio Casseb Lima and Mr. Roberto Faldini also clarified those matters to the shareholders.

7.4. It was unanimously resolved to remove item (c) from the agenda, relating to the report on Company’s shares, since it involved private shareholder information not subject to disclosure to the general meeting. This matter was removed from the agenda, with the favorable vote of the shareholder PREVI inclusive.

7.5. It was unanimously resolved to accept the proposition made by the shareholder Previ to conduct a Special Audit to determine any liability of the administrators, for the purposes of art. 159 of Law 6404/76. The shareholders accepted forthwith the referral to engage the services of the audit firm BDO Trevisan to conduct the aforementioned Special Audit and submit a detailed report within a maximum period of 90 days, which shall determine who were responsible for the transactions. It is herein established that, in the course of that period, a new General Meeting shall be called to make a resolution about the results of the report, including item 5 of this agenda.

8. Recorded: It is herein recorded that shareholder José Marcos Konder Comparato made a statement about the events in the agenda, which was received by the Chair as Exhibit No. 1. Pursuant to Art. 130, Paragraph 1, of Law 6404/76, all such documents are filed at the Company’s head office.

9. Closing, Preparation of Minutes and Signatures: There being no further business, the Meeting was adjourned to prepare these minutes which, after being read and checked, were duly approved and signed by the shareholders present.

Concórdia-SC, November 3, 2008

LUIZ FERNANDO FURLAN

CHAIRMAN

JOSÉ ROMEU GARCIA DO AMARAL

SECRETARY

SHAREHOLDERS:

ACORDO DE ACIONISTAS DA SADIA S.A.

(By proxy) MARCELO FONTANA

FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA

(By proxy) PAULO FRANCISCO ALEXANDRE STRIKER

DANIELIE FONTANA D’AVILA TRANCHESI

VICTOR FONTANA

VICTOR BAYARD DE MAURA FONTANA

ALEX RENATO DE MAURA FONTANA

FLAVIA THAIS FONTANA GEMIGNANI

 DENISE FONTANA D’AVILA FONTANA

(By proxy) DANIELIE FONTANA D’AVILA TRANCHESI

MARIA TEREZINHA FONTANA DOS REIS

SERGIO FONTANA DOS REIS

SIMONE MARIA FONTANA DOS REIS

RAUL MENA BARRETO DOS REIS

(By proxy) LUIZ FERNANDO FURLAN

OMAR FONTANA DOS REIS

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI

(By proxy) KATIA LUZIA ANTUNES BITTENCOURT

ALOISIO MACÁRIO FERREIRA DE SOUZA

LUCIO COLANGELO FILHO

ALBINO ZANATTA

ALBERTO STRINGHINI

NELSO BONISONI

OCTAVIANO ZANDONAI

ELVIO DE OLIVEIRA FLORES

OSÓRIO DAL BELLO

RONALDO KOLBARG MULLER

FRANCISCO DE GODOY BUENO

THAIS HELENA DE GOBBI

NEWTON IPENOR PEDOTT

ODILA SPERANDIO

VERA LUCIA PEREIRA FONTANA

MIGUEL ZOWNDES DALE

(By proxy) ALEXANDRE SIGLIANO BORGES

VALLI POLETTO

MARLY POLETTO HESS

GLADYS MAGALHÃES RIGON

JOSÉ MARCOS KONDER COMPARATO

NEST ORION MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

(By proxy) LUIS CASTRO DA FONSECA

ROBERTO FALDINI

RUI FERNANDO RAMOS ALVES

CASSIO CASSEB LIMA

NORBERTO FATIO

DARCI FIORINI

(By proxy) RICARDO SALVADOR TESSARI